October 1, 2013

VIA EDGAR SUBMISSION

Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Ms. Angela Connell

Mr. Lory Empie

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 26, 2013 Form 10-Q for the Fiscal Quarter Ended June 30, 2013 Filed August 6, 2013 File No. 001-11921

Dear Ms. Ciboroski, Ms. Connell and Mr. Empie:

This will confirm our Company’s request to delay until November 15, 2013 the response date to your letter of September 30, 2013 regarding the above-captioned filings. As explained by our outside counsel, Daniel G. Kelly, Jr. of Davis Polk & Wardwell, in his calls with Mr. Empie, we intend to use all reasonable efforts to incorporate the revisions and additional information requested in your letter in our Form 10-Q filing in early November and then formally respond to your request a few days later. Please feel free to contact Kristina Medeiros, Director of Financial Reporting at (703) 236-8204 with any questions.

Very truly yours,

/s/ Matthew J. Audette

Matthew J. Audette

Chief Financial Officer

cc:	Karl A. Roessner
E*TRADE Financial Corporation

Sarah K. Solum
Daniel G. Kelly, Jr.
Davis Polk & Wardwell

Mark Wallis
Brian J. Maloney
Deloitte & Touche LLP